PRESS RELEASE
EXHIBIT F	Press Release No. 06-16

Metallica and Full Metal Commence Exploration in Southwest Alaska

Toronto, Ontario - June 12, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) and Full Metal Minerals (FMM-TSX:V) are pleased to announce the commencement of their 2006 field program for their Alaskan Peninsula Project Joint Venture. This year’s exploration program will focus on known porphyry copper-gold-molybdenum systems and will involve geological mapping, geochemical sampling and ground-based geophysics on multiple prospects. In addition, a program of first pass reconnaissance drilling totaling a minimum of 1,000 meters will be completed at the Bee Creek porphyry target.

Metallica/Full Metal (65% / 35%) have an Exploration Agreement with Option to Lease with Bristol Bay Native Corporation covering 2,266 square kilometers of prospective terrain on the Alaska Peninsula, located in Southwest Alaska on the Pacific Ocean. This region hosts multiple base and precious metal prospects that have received only limited modern exploration. All of the prospects are located within several kilometers of tidewater. Chief among the prospects to be explored this year are the Bee Creek and Kawisgag porphyries located in the Chignik and Ivanof Bay areas respectively.

At Bee Creek, the top of a multiphase dioritic porphyry stock is exposed within a coincident copper-gold-molybdenum geochemical anomaly that centers on a larger magnetic high measuring approximately two kilometers in diameter. In 2005, field reconnaissance by the Companies expanded the surface geochemical anomaly and identified several IP chargeability highs that suggest excellent potential for stronger porphyry-hosted sulfide mineralization at depth. Four to five reconnaissance holes totaling a minimum of 1,000 meters are planned to test the Bee Creek prospect.

The Kawisgag target is characterized by a 13 square kilometer area of geochemically anomalous base and precious metal sulfide mineralization centering on a partially exposed porphyry stock. The prospect is well located just east of the village of Ivanof Bay, and adjacent to tidewater. Mapping and sampling completed during 2005 identified two areas of anomalous porphyry-hosted copper, gold and molybdenum mineralization within a much broader pyritic halo, a characteristic common to large porphyry systems. Historic sampling returned values ranging from trace metal content to 0.17% copper, 6.9 g/t gold and 0.02% molybdenum. This year’s program will include further mapping, sampling and ground-based geophysics to identify targets for future drill testing.

The 2006 exploration program for the Alaska Peninsula Project is being managed by William T. Ellis, CPG with Alaska Earth Sciences, an Anchorage-based Consulting Group and qualified person as defined by Canadian NI 43-101. Content of this release has been prepared by Robert McLeod, P.Geo., Vice President Exploration for Full Metal Minerals, and Mark Petersen, CPG - AIPG and Director of Exploration for Metallica Resources; both are Qualified Persons as defined by NI 43-101. Analyses are performed by ALS-Chemex Labs of Vancouver, B.C. A sample quality control/quality assurance program is in place.

The Companies have also entered into a one-year extension with The Aleut Corporation, an Alaska Regional Native Corporation to a Mineral Option and Land Use Agreement to exclusively explore their Lands in the Port Moller quadrangle of the Alaska Peninsula and Aleutian Islands. Full Metal/Metallica are in ongoing negotiations with The Aleut Corporation to enter into a long-term Exploration Agreement with Option to Enter into a Mining Lease.

Further information from the Alaska Peninsula and Aleutian Islands projects including maps and historic drilling information can be viewed on Full Metal’s website at www.fullmetalminerals.com.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 84 million shares outstanding and had US$38.8 million in cash at March 31, 2006. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACTS:

Mark Petersen	Director of Exploration, Metallica Resources Inc.	Tel: (303) 796-0229 ext 305
Michael Williams	President & Director, Full Metal Minerals	Tel: (604) 484-7855 ext 102

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.